UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Company Act of 1935
File No. 70-8869
Report for Period: October 1, 1998 to December 31, 1998



In the matter of:

WEST TEXAS UTILITIES COMPANY
CENTRAL AND SOUTH WEST CORPORATION





    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), and West Texas Utilities Company (WTU) (collectively, "Applicants"), each a public utility subsidiary company of Central and South West Corporation. Under HCAR 35-26548, dated July 30, 1996, it is required that the Applicants file quarterly reports with respect to the obligations relative to pollution control revenue bonds issued by the Red River Authority of Texas (Red River). The following information is provided for the Red River pollution control revenue bonds for each cap and collar position that has been opened at any time during the quarter: 1) the transaction date, 2) the type of transaction
3) the notional amount, 4) the name of the counterparty 5) a description of the material terms of the transaction, including the maturity or termination date of each transaction and the cap and/or floor strike rates, 6) the market value of all open cap or collar positions at the end of each quarter, and 7) any gains or losses realized from the liquidation of any cap or collar positions during such quarter. This report covers the period October 1, 1998 through December 31, 1998.


    No hedging activities occurred during the reporting period.




                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the Applicants have duly caused this report to be signed on its behalf on this ninth day of February 1999.

                                   Central Power and Light Company
                                   Public Service Company of Oklahoma
                                   West Texas Utilities Company

                                   /s/ R. Russell Davis
                                   R. Russell Davis
                                   Controller and Chief Accounting Officer